Filed by Telecom Italia S.p.A.

This communication is filed pursuant to Rule 425 under the United States Securities Act of 1933

Subject Company: Telecom Italia S.p.A.

Commission File Number: 001-13882

Date: November 18, 2015

IMPORTANT INFORMATION:

In connection with the proposed transaction, Telecom Italia expects to file a registration statement on Form F-4, which will include a prospectus (the “prospectus”), and a Tender Offer statement on Schedule TO (the “Schedule TO”). The proposed offer will be made exclusively by means of, and subject to, the terms and conditions set out in, an offer document containing and setting out the terms and conditions of the offer and a letter of transmittal to be filed with the United States Securities and Exchange Commission (the “SEC”) and mailed to shareholders.

The release, publication or distribution of this material in certain jurisdictions may be restricted by law and therefore persons in such jurisdictions into which this material is released, published or distributed should inform themselves about and observe such restrictions.

SHAREHOLDERS ARE URGED TO READ ANY DOCUMENTS REGARDING THE PROPOSED OFFER WHEN THEY BECOME AVAILABLE (INCLUDING THE EXHIBITS THERETO) AS THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED OFFER.

TELECOM ITALIA S.p.A.

Registered Office in Milan, Via Gaetano Negri no. 1 and Haedquarter and Branch Office in Rome, Corso d’Italia no. 41

PEC (Certified Electronic Mail): telecomitalia@pec.telecomitalia.it

Share capital Euro 10,740,236,908.50 fully paid up
Tax Code/VAT Code and Registration Number with Milan Companies’ Register 00488410010

SPECIAL MEETING OF THE HOLDERS OF SAVINGS SHARES

17 December 2015, at 2:30 pm (CET) Rozzano (Milan), Viale Toscana no.3

ITEM ON THE AGENDA

Exchange of savings shares for ordinary shares: (i) offer to the holders of savings shares of one ordinary share in exchange for each savings share held, plus a cash payment; and (ii) the mandatory exchange of the savings shares not so exchanged at the end of the offer referred to in point (i) for ordinary shares. Amendments to articles 5, 6, 14, 18 and 20 of the company’s bylaws. Approval, pursuant to article 146, paragraph 1, letter b of the legislative decree 24 February 1998, no. 58, of the proposal of mandatory exchange of the savings shares for ordinary shares. Approval of any relevant and consequent resolution.

REPORT BY THE COMMON REPRESENTATIVE OF SAVINGS SHAREHOLDERS

By notice of call published on 5 November 2015 in accordance with applicable law, the Board of Directors of the Company called an extraordinary shareholders’ meeting, with a single call, on 15 December 2015 at 11:00 am (CET), to vote on the following item on the agenda:

1)              Exchange of savings shares for ordinary shares: (i) offer to the holders of savings shares of one ordinary share in exchange for each savings share held, plus a cash payment; and (ii) the mandatory exchange of the savings shares not so exchanged at the end of the offer referred to in point (i) for ordinary shares. amendments to articles 5, 6, 14, 18 and 20 of the company’s bylaws. Approval of any relevant and consequent resolution.

On 5 November 2015, the Board of Directors of the Company, by another notice of call also called the special shareholders’ meeting of savings shareholders, with a single call, on 17 December 2015 at 2:30 pm (CET), to vote on the following item on the agenda:

1)              Exchange of savings shares for ordinary shares: (i) offer to the holders of savings shares of one ordinary share in exchange for each savings share held, plus a cash payment; and (ii) the mandatory exchange of the savings shares not so exchanged at the end of the offer referred to in point (i) for ordinary shares. Amendments to articles 5, 6, 14, 18 and 20 of the company’s bylaws. Approval, pursuant to article 146, paragraph 1, letter b of the legislative decree 24 February 1998, no. 58, of the proposal of mandatory exchange  of the savings shares for ordinary shares. Approval of any relevant and consequent resolution.

Subsequently, on 15 November 2015, Vivendi, holder of the Company’s ordinary shares, submitted to the Company a request to supplement the agenda of the ordinary shareholders’ meeting with the following item “The appointment of 4 (four) Directors, subject to having changed the number of the members of the Board of Directors from 13 (thirteen) to 17 (seventeen). Related and consequent resolutions.”

On the same date, the Company, acknowledging Vivendi’s request, announced by way of a press release that a meeting of the Company’s Board of Directors would be called in the coming days to resolve on the relevant issues.

The Common Representative, having received notice of these calls, considered it appropriate to prepare the following report, in the interest of the class, and to obtain the opinion of an independent advisor on the proposed exchange ratio, which will be provided to the savings shareholders as soon as it is available and, if possible, no later than 21 days before the special meeting of savings shareholders. The Common Representative reserves the right to undertake further initiatives in the future, including at the meeting.

The definitions contained in the Explanatory Report of the Board of Directors in accordance with article 125-ter of Legislative Decree 58/1998 (the “Explanatory Report”) to which the reader is referred, shall also be used in this report.

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As explained in the Explanatory Report prepared by the Board of Directors, the Transaction (as defined below), if approved in accordance with applicable law, would allow the Company to simplify its capital structure, thereby reducing the necessary corporate action and costs related to the existence of different classes of shares. The issuance of ordinary shares upon cancellation of savings shares may expand the total free float of the ordinary shares, creating increased liquidity for the shares and, consequently, increased interest from the market in general and institutional investors in particular.

Moreover, the Transaction comprises two proposals: the first, a voluntary offer, and the second, in alternative to the first, a mandatory exchange. The holders of savings shares will be offered one ordinary share issued in exchange for each savings share held plus cash consideration equal to Euro 0.095 for each share (the “ Voluntary Offer”). Holders of savings shares who do not accept the offer in the  Voluntary Offer will, mandatorily, at a ratio of 0.87 ordinary share for each savings share held, receive ordinary shares in exchange for savings shares held, with no cash consideration (the “Mandatory Exchange” and, together with the Voluntary Offer, the “Transaction”).

The Transaction is subject in its entirety to the condition that the proposal, as described, will be approved by the Extraordinary General Meeting of the holders of ordinary shares convened on 15 December 2015, and will be subsequently approved by the Special Meeting of savings shareholders convened, in a single call, on 17 December 2015. The Mandatory Exchange is subject to the additional condition that the aggregate liquidation value of the savings shares for which the right of withdrawal has been exercised, calculated in accordance with art. 2437-ter, of the Italian Civil Code, does not exceed Euro 100,000,000. This condition of the Mandatory Exchange is for the benefit of the Company, which may subsequently decide to waive it.

The Board of Directors deems that the Transaction may entail benefits for all shareholders. In particular, the Transaction would permit:

(i)              all savings shareholders to benefit from the rights given to ordinary shareholders; to receive a more liquid security in terms of trading volumes and thus their relative weight in stock market indices and, at the same time to liquidate the value of the financial privileges that are attributed to the savings shareholders under the Company’s Bylaws and which is reflected in the market price;

(ii)            those savings shareholders participating in the Voluntary Offer to benefit from an implied premium equal to 56.1% as of 4 November 2015, it being understood that there is an obligation to pay a cash contribution. (Please note that different market conditions after 4 November 2015 could cause the premium to diminish significantly or completely.)

(iii)           those savings shareholders not participating in the Voluntary Offer, and thus subject to the Mandatory Exchange, to benefit from an implied premium equal to 27.0% as of 4 November 2015. (Please note that different market conditions after 4 November 2015 could cause the premium to diminish significantly or completely.)

In addition, the Board of Directors clarified that the Transaction will bear no encumbrance, cost or commission to be paid by the savings shareholders. However, the savings shareholders will become ordinary shareholders and thus will lose all financial privileges that are attributed to the savings shareholders under the Company’s Bylaws, which are the following:

(i)              the net profit shown in the duly approved financial statements, less the amount to be allocated to the legal reserve, must be distributed to the savings shares up to five per cent of Euro 0.55 per share;

(ii)            the net profit that remains after the allocation to the savings shares of the preferred dividend referred to in (i) above, payment of which must be approved by the ordinary shareholders’ meeting, shall be divided among all the shares in such a way that the dividend per savings share is higher by two per cent of Euro 0.55 per share;

(iii)           when the dividend paid on savings shares in a financial year is less than that indicated in (i) above, the difference shall be added to the preferred dividend in the next two financial years;

(iv)          in the event of a distribution of reserves, the savings shares have the same rights as the ordinary shares;

(v)            if the net profit for the year is nil or insufficient to satisfy the financial privileges referred to in the preceding two subsections, the ordinary shareholders’ meeting called to approve the financial statements may resolve to satisfy the right referred to in subsection (i) and/or the right to the premium referred to in subsection (ii) by drawing on the reserves;

(vi)          payment made by drawing on the reserves described in point (v) above shall exclude application of the mechanism for carrying over the right to preferred dividends not received through the distribution of profits referred to in subsection (iii) to the two following financial years;

(vii)         share capital reductions due to losses do not affect savings shares, except for the amount that is not covered by the portion of share capital represented by the ordinary shares; and

(viii)       upon dissolution of the Company, savings shares shall have priority in the repayment of the capital up to Euro 0.55 per share.

The Board of Directors has not indicated the timing and the terms upon which the Transaction will be implemented. However, it has been indicated that the period to participate in the Voluntary Offer will be agreed between the Company and Borsa Italiana S.p.A. and, in any event, will not commence prior to the date on which the resolution of the extraordinary general shareholders’ meeting (assuming it has, in turn, been approved by the special meeting of the savings shareholders) has been registered in the Companies’ Register. The Board of Director stated that the terms of the implementation of the Transaction will be disclosed to the public by way of a report that will be published in accordance with applicable law no later than the trading day preceding the beginning of the Voluntary Offer period.

On the Effective Dates of the Voluntary Offer and of the Mandatory Exchange, which will be agreed with Borsa Italiana S.p.A., disclosed to the public by way of a notice published on the Company’s website and in a daily newspaper, savings shares will be cancelled concurrently with the allocation of ordinary shares to holders of savings shares.

As of today, it is not possible to determine the number of ordinary shares that will be issued, since it will depend on the participation in the Voluntary Offer by the Company’s savings shareholders. However, the Transaction will not in any case result in a change in the Company’s share capital in absolute terms but only in the number of the outstanding shares and a potential change in their implied book value. By way of illustration, the Company explained that:

(i)              if there is full participation in the Voluntary Offer by holders in respect of all of the savings shares outstanding as of the date of this Explanatory Report, 6,027,791,699 ordinary shares will be issued and the remaining the share capital of Euro 10,740,236,908.50 will be divided in 19,527,703,470 ordinary shares, with no par value, with a dilution of the ordinary share capital equal to 30.9%;

(ii)            if there is no participation in the Voluntary Offer and the Mandatory Exchange is executed in respect of all of the savings shares outstanding as of the date of this Explanatory Report, 5,244,178,778 ordinary shares will be issued and the remaining share capital of Euro 10,740,236,908.50 will be divided in 18,744,090,549 ordinary shares, with no par value, with a dilution of the ordinary share capital equal to 28.0%;

The Company has indicated that it intends to use any liquidity deriving from the Voluntary Offer for general corporate purposes and in particular toward planned investments in Telecom Italia’s landline and mobile networks.

As for issues raised by the Transaction, the Directors, in the Explanatory Report, note the following:

(i)              on the Effective Date of the Voluntary Offer and/or the Mandatory Exchange, savings shareholders will cease to benefit from the financial privileges given to them pursuant to the Company’s Bylaws. The Explanatory Report notes that the Transaction, if executed, is expected to be effective prior to the payment of any possible dividend that could be distributed after the approval of the 2015 financial statements, which was taken into account when setting the ratio and cash contribution.

(ii)            on each of the Effective Dates, ordinary shareholders will be diluted proportionally to the number of savings shares subject to the Transaction.

(iii)           in the event that the Voluntary Offer takes place but the Mandatory Exchange is not effected (due to the amount of Withdrawn Shares exceeding €100,000,000, where such condition is not waived by the Company), the savings shares still outstanding at the end of the offer period for the Voluntary Offer will be less liquid. There is a risk that such liquidity may be deemed sufficiently low that Borsa Italiana S.p.A. could revoke the listing of the savings shares and/or the New York Stock Exchange could revoke the listing of the American Depositary Shares representing the savings shares.

(iv)          shareholders should consider, when deciding on how to vote on the Mandatory Exchange, the following factors (among others): (a) all options available to the savings shareholders (Voluntary Offer, Mandatory Exchange, right of withdrawal as well as sale of their savings shares on the market); and (b) the uncertainty concerning future trends in the market price of ordinary shares.

Finally, the Mandatory Exchange, if approved, will result in an amendment to the provisions in the Company’s current Bylaws that relate to savings shareholders’ financial privileges, and will give rise to a right of withdrawal by the savings shareholders who did not vote to adopt the resolutions of the Special Meeting, pursuant to art. 2437, paragraph 1, lett. g) of the Italian Civil Code, to which reference is made, to be exercised in the manner prescribed by law. Please note that the Mandatory Exchange and, thus, the effectiveness of the savings shareholders’ withdrawal rights are subject to the condition that the liquidation value of the withdrawal rights actually exercised does not exceed Euro 100,000,000. As stated by the Board of Directors, this condition is for the benefit of the Company, which may subsequently decide to waive it. The relevant information concerning the terms and conditions of the right of withdrawal will be disclosed by the Company, by way of a notice published in accordance with applicable laws. If one or more savings shareholders exercise the right of withdrawal, the liquidation will be conducted in accordance with article 2437-quater of the Italian Civil Code. Upon effectiveness of the Mandatory Exchange, the liquidation value of each savings share was calculated in accordance with article 2437-ter, paragraph 3, of the Italian Civil code will be equal to Euro 0.9241, which is the arithmetic mean of the closing prices of the savings shares on the market in the six months before the date of publication of the call notice of the Special Meeting, giving rise to the withdrawal rights. Please note that, pursuant to article 2437-bis, paragraph 3, of the Italian Civil Code, the right of withdrawal cannot be exercised, and if already exercised will be ineffective, if the Company revokes the resolution within 90 days.

As indicated above, the Board of Directors has calculated an exchange ratio equal to 1 ordinary share for each savings share, plus a cash payment in the amount of Euro 0.095 per savings share with respect to the Voluntary Offer, and equal to 0.87 ordinary share for each savings share, without any cash payment, with respect to the Mandatory Exchange. The savings shareholders will then receive an implied premium equal to 56.1% in case of Voluntary Offer and equal to 27.0% in case of Mandatory Exchange. Please note that, to calculate the applicable exchange ratio, the Board of Directors considered analyses provided by the financial advisors as well as a sample of substantially similar transactions (22 transactions in which the concentration of the different classes of existing shares took place mandatorily and 8 transactions in which the shareholders could choose to take part in the transaction) conducted in the Italian market since 1999 to the date of disclosure of the Transaction.

Set forth below is the chart included by the Board of Directors in its Explanatory Report, which illustrates the implied premiums for participating in the Voluntary Offer and the Mandatory Exchange compared to the closing price of 4 November 2015 and the average prices observed on different periods until 4 November 2015.

	Voluntary Portion	Mandatory Portion
Conversion ratio	1.00	0.87
Cash consideration per share	€0.095	-
Price for each savings share on 4 November 2015	€0.9995	€0.9995
Price for each ordinary share on 4 November 2015	€1.2160	€1.2160
Implied premium on price on 4 November 2015 per savings share	12.2%	5.8%
Average price on the month preceding 4 November 2015 of savings share	€0.9246	€0.9246
Average price on the month preceding 4 November 2015 of ordinary share	€1.1194	1.1194
Implied premium on 1-month average price	10.8%	5.3%
Average price on the three months preceding 4 November 2015 of savings share	€0.9284	€0.9284
Average price on the three months preceding 4 November 2015 of ordinary share	€1.1209	€1.1209
Implied premium on 3-month average price	10.5%	5.0%
Average price on the six months preceding 4 November 2015 of savings share	€0.9241	€0.9241
Average price on the six months preceding 4 November 2015 of ordinary share	€1.1362	€1.1362
Implied premium on 6-month average price	12.7%	7.0%

On this topic, additional data is set forth in the following chart, which summarises historical data of certain exchange ratios for savings shares in exchange for ordinary shares of certain listed companies, as prepared by the Common Representative on the basis of publicly available information.

Company	Disclosure Date	Terms	Ratio	Discount	Premium on date of disclosure
Exor	11/02/2013	mandatory exchange 1:1 of preferred and savings shares		0%	11.18% e 10.18%
Fiat	27/10/2011	mandatory exchange 0.85 ordinary share for each preferred share and 0.875 ordinary share for savings share.	0.85x- 0.875x	15% - 12.5%	17 % and 19%
Fiat Industrial	27/10/2012	mandatory exchange 0.7 ordinary share for preferred share and 0.725 ordinary for savings share	0.7x- 0.725x	30%- 27.5%	36% and 34%
MPS	30/11/2011	mandatory exchange of savings share 1:1		0%
Caltagirone	2007	mandatory exchange of savings share 1:1		0%
BNL	2006	mandatory exchange of savings share 1:1		0%
Mondadori	2003	mandatory exchange of savings share 1:1		0%
Buzzi Unicem	2001	voluntary offer 25:16	0.64x	36%
Indesit	2001	voluntary offer 3:5 or 1:1 with cash consideration	0.6x	40%
Recordati	2000	conversion 16:25 or 1:1 with cash payment	0.64x	40%
CIR	2000	mandatory exchange 1:1 for both preferred and savings shares		0%
Italcementi	07/03/2014	mandatory exchange 0.65 ordinary share for savings share	0.65x	35%	19,0% *[1]
RCS	28/03/2014	mandatory exchange of class B ordinary shares 0,51 for savings share voluntary offer of class A ordinary shares 1:1 with cash payment 0.26 – cat. B 1:1 cash consideration. 0.68		Mandatory 2.1% % - Voluntary 10.1%%	Mandatory 2.1% - Voluntary 20.2%
UnipolSai Assicurazioni	01/12/2014	mandatory Exchange 100 ordinary shares for 1 savings share	100x		25.31% *[2]

*1 In this case the implied premium was calculated on the basis of average market prices (Borsa) two days prior to the disclosure date six months before.
*2In this case the implied premium was calculated on the basis of the average market prices (Borsa) during the six months preceding 7 January 2014, the day after 6 January 2014, which was the date of incorporation of UnipolSai by way of merger.

With respect to the proposed Transaction and for the purposes of an evaluation of the Transaction by the class, the Common Representative highlights, in summary, the following. The Transaction, with respect to the change in administrative rights, will result in the simplification of the capital structure by the issuance, in exchange for cancellation of savings shares, of ordinary shares with voting rights. The Transaction will also result in a more liquid underlying market and in a different applicable legal framework with respect to the applicability, inter alia, of rules on public tender offers (in particular, mandatory public tender offers), on shareholding structures and on shareholders rights (as well as on minority shareholders’ rights). On the other hand, the Transaction, in addition to the removal of the preferred dividend attaching to the savings shares, will result in a change to the Bylaws rules on the subordination of savings shares to ordinary shares in case of share capital reductions due to losses. In addition, upon completion of the Transaction, savings shares shall no longer have longer priority over ordinary shares in the repayment of the capital of the savings shares upon dissolution of the Company and winding-up of its assets.

With respect to the above, of utmost importance in the evaluation of the attractiveness of the Transaction is the exchange ratio of the savings shares into ordinary shares with respect to both the Voluntary Offer and the Mandatory Exchange. In this respect, the Common Representative has already liaised with a financial advisor in order to obtain an appraisal on the proposed exchange ratios, which will be provided as soon as available and if possible no later than 21 days before the date of the special meeting.

As of today, on the basis of the considerations and elements mentioned above, the Common Representative believes that the proposed Transaction addresses the interests of the class and is in line with international best practices, allowing the simplification of the capital structure upon cancellation of the different classes of shares having different rights. In any case, the special meeting of the savings shareholders shall be free to evaluate the attractiveness of the Transaction and, by either approving or rejecting the resolution passed by the extraordinary meeting of the ordinary shareholders, shall be entitled to decide on the Transaction having taken into account all criteria the Transaction is based upon.

Kind regards,

Milan, 17 November 2015

Avv. Dario Trevisan

The Common Representative of the Savings Shareholders of Telecom Italia S.p.A.

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The registration statement, the Schedule TO and other related documents in relation to the proposed offer will be available electronically without charge at the SEC’s website, www.sec.gov, after they have been filed.